Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds I:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Diversified
Emerging Markets Fund, BNY Mellon Small Cap Growth
Fund, BNY Mellon Small Cap Value Fund, BNY Mellon
Small/Mid Cap Growth Fund, BNY Mellon Tax Sensitive
Total Return Bond Fund and BNY Mellon International
Equity Fund (collectively, the Funds), each a series of BNY Mellon Investment Funds I, complied with the requirements of subsections (b) and (c) of Rule 17f2 under the Investment Company Act of 1940 (the Act) as of
September 30, 2019. Management is responsible for the Funds compliance with those requirements of subsections
(b) and (c) of Rule 17f2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether managements assertion
about compliance with the specified requirements is fairly
stated, in all material respects. An examination involves
performing procedures to obtain evidence about whether
managements assertion is fairly stated in all materials
respects. The nature, timing, and extent of the procedures
selected depend on our judgement, including an assessment
of the risks of material misstatement of managements
assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to
provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of September 30, 2019, and with respect to
agreement of security purchases and sales, for the period
from August 31, 2019 (the date of the Funds last
examination) through September 30, 2019:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various subcustodians) to Custodian records and verified that reconciling items were cleared in a timely manner;


3.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the
Funds as of September 30, 2019, if any, to documentation of corresponding subsequent bank statements;


5.	Agreement of five security purchases or all purchases made
and five security sales since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

6.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period October 1, 2018 to September 30, 2019 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f2 of the Investment Company Act of 1940 as of September 30, 2019, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Investment Funds I, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
March 2, 2020

March 2, 2020
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon
Diversified Emerging Markets Fund, BNY Mellon Small
Cap Growth Fund, BNY Mellon Small Cap Value Fund,
BNY Mellon Small/Mid Cap Growth Fund, BNY Mellon
Tax Sensitive Total Return Bond Fund and BNY Mellon
International Equity Fund (collectively, the Funds), each a series of BNY Mellon Investment Funds I are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f2, Custody of Investments by Registered
Management Investment Companies of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f2 as of September 30, 2019, for the period from August 31, 2019
(the date of the Funds last examination) through September
30, 2019.
Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f2 of the Investment Company Act of 1940 as of September 30, 2019, for the period from August 31, 2019,
(the date of the Funds last examination) through September
30, 2019 with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Investment Funds I

Jim Windels
Treasurer

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